Exhibit 99.2

Genius Sports Reports Strong First Quarter 2021 Results, Raises Full-Year 2021 Revenue Guidance By 35%

•	Q1 revenue increased 52% year-over-year to $53.7m

•	First quarter group Adj. EBITDA up 414% year-over year to $9.3m (net loss of $5.3m)

•	Raised FY2021 group revenue guidance from $190m to $250m-$260m

•	Announced a six-year strategic partnership with the National Football League

•	Entered into a two-year marketing partnership with FanDuel to deliver data-driven, targeted advertising

•	Announced the acquisitions of two leading technology companies, FanHub and Second Spectrum, diversifying our offering and enhancing capabilities

•	Appointed sports industry leader and former Turner President, David Levy, as Genius Sports’ new Chairman.

LONDON & NEW YORK, May 20, 2021 – Genius Sports Limited (NYSE:GENI) (“Genius” or “GSL”), the official data, technology and commercial partner that powers the global ecosystem connecting sports, betting and media, today announced financial results for its fiscal 2021 first quarter ended March 31, 2021.

“We delivered superb results in the first quarter of 2021, demonstrating our continued excellent momentum and solid execution of strategic commitments,” said Mark Locke, GSL Co-Founder and CEO. “There is a significant opportunity to utilize our leading portfolio of official sports data, supported by our unique technology, scale and growing network of industry partners. Our strategy of powering the global sports data ecosystem has supported our growth in the quarter, and we’re confident in our ability to continuously improve our end-to-end solution and deliver on our increased guidance for the year.”

$ in thousands	Q121	Q120%
Group Revenue	53,738	35,369	51.9%
Betting Technology, Content & Services	38,955	27,421	42.1%
Sports Technology & Services	5,406	3,818	41.6%
Media Technology, Content & Services	9,377	4,130	127.0%
Group Adj. EBITDA	9,258	1,801	414.0%
Group Adj. EBITDA Margin	17.2%	5.1%	12.1%

1Q 2021 Financial Highlights

•

Group Revenue: Group revenue increased 51.9% year-over-year to $53.7 million, driven by balanced growth across all major product groups. On a constant currency basis, revenue increased $15.6 million, or 40% year-over-year.

•

Betting Technology, Content & Services: Revenue increased 42.1% year-over-year to $39.0 million. Growth in business with existing customers was driven by price increases on contract renewals and renegotiations powered by Genius’ official data rights strategy, expansion of value-add services, and new service offerings. New customer acquisitions and increased customer utilization of Genius’ available event content also contributed to growth.

•	Sports Technology & Services: Revenue increased 41.6% year-over-year to $5.4 million, driven by expanded services provided to existing sports league and federation customers across all tiers of sport.

•

Media Technology, Content & Services: Revenue increased 127.0% year-over-year to $9.4 million, driven by the acquisition of new customers in the Americas and Europe primarily for programmatic advertising services.

•	Group Adj. EBITDA: Group adjusted (non-GAAP) EBITDA increased to $9.3 million from $1.8 million, driven by revenue growth, strong operating leverage, and disciplined cost control.

•	Adjusted EBITDA margin was 17.2% in the quarter.

Business Highlights

•

After the reporting period, announced a six-year strategic partnership with the National Football League (NFL), through which Genius will be the NFL’s exclusive distributor of real-time official play-by-play statistics, proprietary Next Gen Stats (NGS) data, and the NFL’s official sports betting data feed to media companies and sports betting operators globally.

•

Announced the acquisition of FanHub, a leading provider of free-to-play (F2P) games and fan engagement solutions, further diversifying Genius’ customer offering and direct-to-fan engagement capabilities.

•

Announced the acquisition of Second Spectrum, a leading provider of cutting-edge data tracking and visualization solutions to enhance real-time data collection, analytics and live streaming capabilities.

•

Appointed sports industry pioneer, David Levy, as new non-executive Chairman, bringing invaluable experience in the global sports and entertainment industry and an incredible track record overseeing Turner’s portfolio of premium content.

•	Entered into a two-year marketing partnership with FanDuel to deliver data-driven, targeted advertisements in U.S. states where the company operates.

•

Agreed to new official partnerships with sports leagues and federations, including, but not limited to, Major League Baseball (MLB), Superstar Racing Experience (SRX), Major League Rugby (MLR) and Japan B.LEAGUE.

•	Extended official data partnership with Australia’s Hungry Jack’s National Basketball League (NBL).

•

Increased number of U.S. states Genius is permitted to supply in from eleven to thirteen, following the launch of Michigan and Virginia. Genius also has permission to supply in three tribal jurisdictions in the United States.

•

Signed multi-state official data partnership with WynnBET, Wynn Resorts’ online U.S. sportsbook brand, which will use Genius’ LiveData and LiveTrading services, powering in-game betting experiences across New Jersey, Colorado and Michigan, with more states expected to follow.

•

Announced a deal to supply one of Italy’s largest online betting and gaming platform providers, Microgame S.p.A., with official in-play sportsbook content, powering over 25 licensed Italian sportsbook brands with LiveData and LiveTrading services.

Financial Outlook

The Company updated its full-year 2021 projections and now expects to generate revenue of approximately $250 to $260 million and adjusted EBITDA of approximately $10 to $20 million.

Group Revenue
	Current			Previous
$ in millions	Low	Mid	High	Low	Mid	High
Underlying Business	$240	$243	$245	—	$190	—

New Items
Acquisitions[1]	$10	$13	$15

Total	$250	$255	$260

Group Adj. EBITDA
	Current			Previous
$ in millions	Low	Mid	High	Low	Mid	High
Underlying Business	$35	$40	$45	—	$35	—

New Items
Acquisitions[1]	$0	$1	$2
Listing Costs[2]	($10)	($10)	($10)
Investments[3]	($15)	($15)	($15)

Total	$10	$16	$22

[1]	Assumes 2021 calendar year contribution on pro-rata basis
[2]	Incremental costs associated with US public listing
[3]	Discretionary investments to accelerate strategy

Note: assumes an exchange rate of 1.30 GBP per U.S. dollar, which was the exchange rate used for the preparation of the original projections as of September 9, 2020

Note: Group adj. EBITDA excludes any impact of non-cash share-based payment charges, including charges related to 11.25 million warrants issued to the NFL, vesting in Q2 2021 (approximately $170 million), and any charges related to the legacy management incentive plan which was in place prior to the SPAC merger.

Financial Statements & Reconciliation Tables

Maven Topco Limited

Condensed Consolidated Statements of Operations

(Unaudited)

(In thousands, except share and per share data)

	Three Months Ended March 31,
	2021	2020
Revenue	$53,738	$35,369
Cost of revenue	40,113	27,662

Gross profit	13,625	7,707

Operating expenses:
Sales and marketing	3,884	4,420
Research and development	3,258	2,422
General and administrative	8,869	7,398
Transaction expenses	689	—

Total operating expense	16,700	14,240

Loss from operations	(3,075)	(6,533)

Interest income (expense), net	(2,347)	(1,908)
Gain (loss) on foreign currency	(163)	(890)

Total other income (expenses)	(2,510)	(2,798)

Loss before income taxes	(5,585)	(9,331)

Income tax benefit (expense)	263	1,787

Net loss	$(5,322)	$(7,544)

Net loss per common share:
Basic and diluted	$(2.84)	$(4.03)
Weighted average common shares outstanding:
Basic and diluted	1,873,423	1,873,423

Maven Topco Limited

Condensed Consolidated Balance Sheets

(In thousands, except share data)

	(Unaudited) March 31,	December 31,
	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$10,582	$11,781
Accounts receivable, net	23,171	24,776
Contract assets	14,368	10,088
Prepaid expenses	5,619	4,107
Other current assets	11,444	10,584

Total current assets	65,184	61,336

Property and equipment, net	4,583	5,002
Intangible assets, net	109,732	114,542
Goodwill	202,247	200,624
Deferred tax asset	—	5
Other assets	11,857	9,496

Total assets	$393,603	$391,005

LIABILITIES, TEMPORARY EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$17,208	$10,106
Accrued expenses	32,670	35,220
Deferred revenue	24,844	26,036
Current debt	10,456	10,272
Other current liabilities	4,619	3,714

Total current liabilities	89,797	85,348

Long-term debt – less current portion	85,436	82,723
Deferred tax liability	7,895	8,097
Other liabilities	3,617	3,589

Total liabilities	186,745	179,757

Temporary equity:
Preference shares, $0.0001 par value, 218,561,319 shares authorized, 218,561,319 and 218,561,319 issued and outstanding at March 31, 2021 and December 31, 2020, respectively	359,936	350,675

Total temporary equity	359,936	350,675

Shareholders’ deficit
Common shares, $0.01 par value (A1 Ordinary Shares – 1,568,702 shares authorized, 1,568,702 and 1,568,702 issued and outstanding; A2 Ordinary Shares – 158,778 authorized, 158,778 and 158,778 issued and outstanding; A3 Ordinary Shares – 145,943 authorized, 145,943 and 145,943 issued and outstanding at March 31, 2021 and December 31, 2020, respectively)	24	24
Additional paid-in capital	2,393	2,393
Accumulated deficit	(167,820)	(153,237)
Accumulated other comprehensive income	12,325	11,393

Total shareholders’ deficit	(153,078)	(139,427)

Total liabilities, temporary equity and shareholders’ deficit	$393,603	$391,005

Maven Topco Limited

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(In thousands)

	Three Months Ended March 31,
	2021	2020
Cash flows from operating activities:
Net loss	$(5,322)	$(7,544)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	10,147	8,041
Non-cash interest expense (income), net	2,123	1,492
Amortization of contract costs	185	118
Deferred income taxes	(263)	(1,787)
Loss on foreign currency remeasurement	(111)	1,164
Changes in assets and liabilities
Accounts receivable, net	1,812	(1,042)
Contract assets	(4,213)	2,792
Prepaid expenses	(1,484)	(135)
Other current assets	(760)	(576)
Other assets	(2,476)	1,296
Accounts payable	7,046	(5,316)
Accrued expenses	(2,845)	6,411
Deferred revenue	(1,408)	3,857
Other current liabilities	878	(77)

Net cash provided by operating activities	3,309	8,694
Cash flows from investing activities:
Purchases of property and equipment	(186)	(327)
Capitalization of internally developed software costs	(4,033)	(5,550)
Purchases of intangible assets	(44)	(219)
Proceeds from disposal of assets	31	—

Net cash used in investing activities	(4,232)	(6,096)
Cash flows from financing activities:
Proceeds from deposits on incentive securities	—	57
Repayment of loans and mortgage	(5)	(5)

Net cash provided by (used in) financing activities	(5)	52
Effect of exchange rate changes on cash and cash equivalents	(271)	(1,299)
Net increase (decrease) in cash and cash equivalents	(1,199)	1,351
Cash and cash equivalents, beginning of period	11,781	8,228

Cash and cash equivalents, end of period	$10,582	$9,579

Supplemental disclosure of cash activities:
Cash paid (received) during the period for interest	$224	$416
Cash paid (received) during the period for income taxes	$53	$29
Supplemental disclosure of noncash investing and financing activities:
Preference share accretion	$9,261	$7,897
Deferred offering costs included in other current assets and accrued expenses	$123	$—

Reconciliation of GAAP Net loss to Adjusted EBITDA

(In thousands)

Unaudited

	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020
	(dollars in thousands)
Consolidated net loss	$(5,322)	$(7,544)
Adjusted for:
Net, interest expense	2,347	1,908
Income tax expense (benefit)	(263)	(1,787)
Amortization of acquired intangibles (1)	5,852	5,292
Other depreciation and amortization (2)	4,480	2,867
Transaction expenses	689	—
Litigation and related costs (3)	878	175
Other (4)	597	890

Adjusted EBITDA	$9,258	$1,801

(1)	Includes amortization of intangible assets generated through business acquisitions, inclusive of amortization for data rights, marketing products, and acquired technology.
(2)

Includes depreciation of Genius’ property and equipment, amortization of contract cost, and amortization of internally developed software and other intangible assets. Excludes amortization of intangible assets generated through business acquisitions.

(3)	Includes mainly legal and related costs in connection with non-routine litigation matters including Sportradar litigation and BetConstruct litigation.
(4)	Includes gain/losses on disposal of assets, gain/losses on foreign currency and expenses incurred related to earn-out payments on historical acquisitions.

About Genius Sports

Genius Sports is the official data, technology and commercial partner that powers the global ecosystem connecting sports, betting and media. We are a global leader in digital sports content, technology and integrity services. Our technology is used in over 150 countries worldwide, empowering sports to capture, manage and distribute their live data and video, driving their digital transformation and enhancing their relationships with fans.

We are the trusted partner to over 400 sports leagues and federations globally, including many of the world’s largest leagues and federations such as the NFL, EPL, FIBA, NCAA, NASCAR, AFA and PGA.

Genius Sports is uniquely placed through cutting-edge technology, scale and global reach to support our partners. We are more than just a technology company, we build long-term relationships with sports at all levels, helping them to control and maximize the value of their content while providing technical expertise and round-the-clock support.

Non-GAAP Financial Measures

This press release includes non-GAAP financial measures not presented in accordance with U.S. GAAP.

Adjusted EBITDA

We present Group adjusted EBITDA, a non-GAAP performance measure, to supplement our results presented in accordance with U.S. GAAP. Group adjusted EBITDA is defined as earnings before interest, income tax, depreciation and amortization and other items that are unusual or not related to our revenue-generating operations, including stock based compensation expense.

Group adjusted EBITDA is used by management to evaluate our core operating performance on a comparable basis and to make strategic decisions. We believe Group adjusted EBITDA is useful to investors for the same reasons as well as in evaluating our operating performance against competitors, which commonly disclose similar performance measures. However, our calculation of Group adjusted EBITDA may not be comparable to other similarly titled performance measures of other companies. Group adjusted EBITDA is not intended to be a substitute for any U.S. GAAP financial measure.

We do not provide a reconciliation of Group adj. EBITDA to consolidated net income/(loss) on a forward-looking basis because we are unable to forecast certain items required to develop meaningful comparable GAAP financial measures without unreasonable efforts. These items are difficult to predict and estimate and are primarily dependent on future events. The impact of these items could be significant to our projections.

Constant Currency

Certain income statement items in this press release are discussed on a constant currency basis. Our results between periods may not be comparable due to foreign currency translation effects. We present certain income statement items on a constant currency basis, as if GBP:USD exchange rate had remained constant period-over-period, to enhance the comparability of our results. We calculate income statement constant currency amounts by taking the relevant average GBP:USD exchange rate used in the preparation of our income statement for the more recent comparative period and apply it to the actual GBP amount used in the preparation of our income statement for the prior comparative period.

Constant currency amounts only adjust for the impact related to the translation of our consolidated financial statements from GBP to USD. Constant currency amounts do not adjust for any other translation effects, such as the translation of results of subsidiaries whose functional currency is other than GBP or USD, as such effects have not been material to date.

Forward-Looking Statements

This press release contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify such forward looking statements. Although we believe that the forward-looking statements contained in this press release are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including but not limited to: the effect of COVID-19 on our business, risks related to our reliance on relationships with sports organizations and the potential loss of such relationships or failure to renew or expand existing relationships; fraud, corruption or negligence related to sports events, or by our employees or contracted statisticians; risks related to changes in domestic and foreign laws and regulations or their interpretation; compliance with applicable data protection and privacy laws; pending litigation and investigations; the failure to protect or enforce our proprietary and intellectual property rights; claims for intellectual property infringement; our reliance on information technology; risks related to our ability to achieve the anticipated benefits from the business combination with dMY Technology Group, Inc. II; and other factors included under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on April 30, 2021.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. We undertake no obligation to publicly update or revise any forward-looking statements contained herein, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

Contact:

Media

Chris Dougan, Chief Communications Officer

+1 (202)-766-4430

chris.dougan@geniussports.com

Tristan Peniston-Bird / Charlie Harrison, The One Nine Three Group

+44 7772 031 886 / +44 7884 136 143

tristan.peniston-bird@the193.com / Charlie.harrison@the193.com

Investors

Brandon Bukstel, Investor Relations Manager

+1 (954)-554-7932

brandon.bukstel@geniussports.com

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